UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

4 Pandan Crescent #03-03

Singapore (128475)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F ☐  Form 40-F

CONSUMMATION OF PIPE FINANCING

On August 10, 2026, LightInTheBox Holding Co., Ltd. (NYSE: LITB) (the “Company”) completed a private placement (the “PIPE”) pursuant to subscription agreements (the “PIPE Subscription Agreements”) with certain investors (each, a “Subscriber” and collectively, the “Subscribers”).

Pursuant to the PIPE Subscription Agreements, the Company issued and sold to the Subscribers an aggregate of 21,397,409 ordinary shares, par value $0.000067 per share (the “PIPE Shares”), at a purchase price of $0.2566667 per ordinary share (equivalent to $3.08 per American Depositary Share, each representing twelve ordinary shares), representing aggregate gross proceeds to the Company of approximately $5.49 million, prior to the payment of fees and expenses. Prior to the issuance of the PIPE Shares, the Company submitted a Supplemental Listing Application to the New York Stock Exchange for the listing of the additional American Depositary Shares representing the PIPE Shares, and the New York Stock Exchange has authorized such application.

The PIPE Subscription Agreements contain customary representations and warranties of the Company and the Subscribers, customary conditions to closing, and customary indemnification obligations. Pursuant to the PIPE Subscription Agreements, the Company has agreed to register the resale of the PIPE Shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than one hundred twenty (120) days following the Closing Date.

The PIPE Shares were issued and sold to the Subscribers in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated thereunder, and have not been registered under the Securities Act or any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Subscribers. The PIPE Shares may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

The foregoing summary of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the PIPE Subscription Agreements, a form of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

TABLE OF CONTENTS

Exhibit

Exhibit 10.1 — Form of PIPE Subscription Agreement, dated as of July 10, 2026 by and between LightInTheBox Holding Co., Ltd. and the Subscriber party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: August 10, 2026

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